FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period August 24, 2005

SANPAOLO IMI S.p.A.

(Exact name of registrant as specified in its charter)

Piazza San Carlo 156

10121 Turin, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form  20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

SANPAOLO IMI

NEWS RELEASE

FIAT CONVERTIBLE FACILITY

Turin, 24 August 2005 – Following press reports concerning the “Fiat convertible facility”, Sanpaolo IMI announces that verifications of a technical and legal nature are in course in view of the conversion and optino to shareholders fixed in the contract signed with Fiat in September 2002.

Sanpaolo IMI further declares having no current useful information on recent developments in Fiat share prices and volumes.

INVESTOR RELATIONS

investor.relations@sanpaoloimi.com -Telefax +39 011 555 2989

www.grupposanpaoloimi.com

Dean Quinn (+39 011 555 2593)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By:	/s/ James Ball
Name: James Ball

Title: Head of International Strategy, London Branch, SANPAOLO IMI S.p.A.

Date: August 24, 2005